Exhibit 99.2

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-held Company CNPJ/ME No. 47.508.411/0001-56 NIRE 35.300.089.901	SENDAS DISTRIBUIDORA S.A. Publicly-held Company CNPJ/ME No. 06.057.223/0001-71 NIRE 33.300.272.909

JOINT MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”) and Sendas Distribuidora S.A. (“Sendas”), pursuant to Article 157 of the Brazilian Law No. 6,404/1976 and CVM Instruction 358/2002, hereby informs its shareholders and the market, in continuity with the disclosures previously made by each of the companies, that: (i) on February 10, 2021, it was approved the request for listing and admission to the trading of Sendas shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”); and (ii) on February 12, 2021, it was approved the request for listing of Sendas American Depositary Securities (“ADSs”) representing its common shares on the New York Stock Exchange (“NYSE”), (jointly, the “Listings”).

The Listings take place in the context of the corporate reorganization of GPA and Sendas, approved at Extraordinary Shareholders’ Meetings of both companies, held on December 31, 2020, which approved (i) Sendas’ partial spin-off, with the purpose of segregating the participation of Sendas in Almacenes Éxito SA and the transfer of certain operating assets, with the incorporation of the spun-off portion into GPA; and (ii) GPA’s partial spin-off, aiming to segregate the total shareholding interest that GPA holds in Sendas, and the delivery of the common shares issued by Sendas that are currently owned by GPA directly to GPA’s shareholders, at a ratio of one common share of Sendas for each common share issued by GPA.

GPA’s shareholders will receive, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by Sendas, in proportion to their respective holdings in the capital stock of GPA. The common shares issued by GPA will be traded “with the right to receive shares issued by Sendas” under the ticker symbol “PCAR3” until the Cut-off Date, whilst as of March 1, 2021, GPA’s common shares will be traded “ex-distribution”, without the right to receive Sendas shares in the distribution and Sendas shares will be traded in the Novo Mercado segment under the ticker symbol “ASAI3”.

Sendas ADSs will be traded on the NYSE as of March 1, 2021 and continue up to and including March 5, 2021 on a “when-issued” basis under the ticker symbol “ASAI WI”. Sendas ADSs are expected to commence “regular-way” trading on March 8, 2021, under the ticker symbol “ASAI”. More information on the process and listing dates for Sendas ADSs is available in the specific notice published today on the SEC’s website and on GPA’s and Sendas’ websites at www.sec.gov, www.gpari.com.br and www.assai.com.br/informacoes-financeiras, respectively.

São Paulo, February 19, 2021.

Christophe José Hidalgo Interim Chief Executive Officer, Vice President of Finance and Investor Relations of Companhia Brasileira de Distribuição	Daniela Sabbag Papa Chief Financial and Investor Relations Officer of Sendas Distribuidora S.A.

Special Notice Regarding Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of GPA and Sendas. These statements include, but are not limited to, statements about the completion of the Spin-Off, timing of “when-issued” and “regular-way” trading and trading on the NYSE and the B3 and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements. You are cautioned not to put undue reliance on such forward-looking statements. Neither GPA nor Sendas undertakes any obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.